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                                                                 EXHIBIT (A)(6)


                       [COAST DENTAL SERVICES, INC. LOGO]
                          2502 NORTH ROCKY POINT DRIVE
                                   SUITE 1000
                              TAMPA, FLORIDA 33607

                                 March 4, 2003

Dear Shareholder:

         Coast Dental Services, Inc. ("Coast Dental") is offering to purchase any and all of its shares of common stock, $.001 par value per share (the "Shares") from existing shareholders for a Purchase Price of $4.50 per Share, net to the seller in cash, without interest (the "Offer"). Although the Offer is being made to all holders of the Shares, Terek Diasti, Chairman of the Board of Directors and Chief Executive Officer of Coast Dental, Adam Diasti, President and a Director of Coast Dental and the Diasti Family Limited Partnership (collectively, the "Continuing Shareholders") have advised us that they do not intend to tender any Shares pursuant to this Offer.

         The purpose of the Offer is to provide the holders of our common stock with liquidity for their Shares at a price that the special committee composed of two independent members of the board of directors (the "Special Committee"), has determined to be fair to Coast Dental's shareholders (other than the Continuing Shareholders).

         Following the purchase of the Shares by Coast Dental pursuant to the Offer, the number of Shares that are publicly traded and the number of shareholders will be reduced, which could adversely affect the liquidity and the market value of the remaining Shares held by the public and may result in the Shares being delisted from Nasdaq. Also, if there are less than 300 holders of record following the completion of the Offer, given the continuing cost of public reporting and compliance, Coast Dental intends to delist its stock from Nasdaq and to terminate its registration under the Securities Exchange Act of 1934, as amended. If this occurs, Coast Dental will become a private company and there will be no public market for the Shares.

         The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

         The Special Committee has approved the Offer and has determined that the Offer is fair to and in the best interests of Coast Dental's shareholders (other than the Continuing Shareholders). The Special Committee received a fairness opinion from its financial advisor, Capitalink, L.C., that a price of $4.50 per Share was fair to the shareholders (other than the Continuing Shareholders) from a financial point of view.

         The Offer will expire at 5:00 p.m., Eastern time, on April 1, 2003, unless extended by Coast Dental. If you have any questions or require any assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call MacKenzie Partners, Inc., the Information Agent for the Offer, at (800) 322-2885 (toll free).


                                    Sincerely,


                                    Timothy G. Merrick
                                    Vice President - Finance
                                    and Secretary


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